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Exhibit 20.1

                   AMBI ACQUIRES LITE BITES(R) NUTRITION BARS

     ACQUISITION OF PROFITABLE BRAND NAME PRODUCT SOLD ON THE QVC TELEVISION
          NETWORK ADDS TO AMBI'S DIRECT-TO-CONSUMER NUTRITION BUSINESS


         Purchase, New York, January 22, 1999 --- AMBI Inc. (NASDAQ: AMBI) announced that it purchased the business and assets of Optimum Lifestyle, Inc.
(OL), a Sausalito, California company engaged in the development and marketing of premium nutrition bars sold on the QVC television network under the trademark Lite Bites(R). Terms of the transaction included the payment by AMBI of $6 million in cash and 1.3 million shares of AMBI common stock. In addition, AMBI has agreed to make contingent payments based upon the achievement of certain future sales levels of Lite Bites(R).

         AMBI noted that Lite Bites(R) had sales of approximately $5.5 million, generated Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) of about $1.3 million in the year ended December 31, 1998, and that the acquisition would be accretive to earnings.

         Fredric D. Price, AMBI's President and Chief Executive Officer, said, "The acquisition of Lite Bites(R) offers AMBI an ideal fit with our products and distribution channels in the following three ways. First, it enables us to enter one of the fastest growing segments of the nutritional supplement business with a proven consumer-accepted, brand name product. Second, it adds a leading Direct-to-Consumer distribution channel, the QVC television network, to our catalog (Heart's Content(TM)) and internet e-commerce site (www.CardiaNutrition.com) initiatives, which are expected to be up and running later this year. Third, it forms the basis for developing and launching new and improved proprietary bar products that will include one or more of our patented nutrition ingredients.

         "AMBI has positioned itself strategically to be in all three segments --- Retail, Direct-to-Consumer, and Ingredients --- of the nutrition business. Our mission is both to develop and acquire new, proprietary nutrition products to market in each of these business segments."

         According to the Nutrition Business Journal, sales of nutrition bars increased 40% in 1997 and reached a sales level in excess of $300 million in 1998.


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         Lite Bites(R) nutrition bars contain a custom herbal blend and twenty-two important vitamins and minerals. They are sold as part of a total lifestyle system for weight management, come in twelve flavors, and have a reputation for great taste.

         Obesity and fat intake are major risk factors for cardiovascular diseases and Type 2 diabetes, and the control of weight and fat intake is recommended by the American Diabetes Association, the American Heart Association, and the National Institutes of Health. The Lite Bites(R) products have been designed for use as part of a fat fighting system for people concerned about these risk factors. This approach is consistent with AMBI's other products such as CARDIA(R) SALt and ChromAx(R) chromium picolinate.

         Commenting on the acquisition, Cheryl and Dean Radetsky, creators of Lite Bites(R), said, in a joint statement, "We are pleased to have joined forces with AMBI, as they share our commitment to creating high quality nutrition products that address unmet consumer needs, especially in the area of weight control and living a healthier lifestyle. As consultants to AMBI, we will work with senior management in the development of new, patented Lite Bites(R) products."

         The Company noted that this was the third major nutrition transaction it had entered into in the last year and a half. The previous two were the August 1997 acquisition of Nutrition 21, a leading nutrition supplements ingredients developer and marketer, and the October 1998 strategic alliance with the Whitehall-Robins Healthcare Division of American Home Products Corporation (NYSE: AHP), concerning the retail distribution of CARDIA(R) SALT as well as rights to distribute additional AMBI nutrition products in the retail channel in the future.

         Financing for the acquisition came from both AMBI's own cash resources as well as a loan from State Street Bank and Trust (SSBT.) The Company noted that the loan from SSBT that was secured in August 1997 to finance the acquisition of Nutrition 21 has been completely repaid.

         AMBI develops and markets proprietary nutrition products.

         The statements in this press release that are not historical facts are forward-looking statements based upon current expectations. Such forward-looking statements involve risks and uncertainties, including risks and uncertainties set forth in "Risk Factors" and elsewhere in AMBI's Registration Statement on Form S-3 and the Prospectus dated January 13, 1999 and AMBI's Form 10-K/A for the year ended June 30, 1998. Actual results and timing of certain events could differ materially from those indicated in the forward-looking statements as a result of these and other factors.

Contacts:
  AMBI:  Gerald Shapiro, VP Finance and Admin and CFO       (914) 701-4505
  AMBI:  Investor Relations                                 (914) 701-4545
  AMBI:  Website                                            www.AMBIINC.com